UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

001-34717

(Commission File Number)

Alpha and Omega Semiconductor Limited

(Translation of registrant’s name into English)

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

(Address of principal registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On November 30, 2010, Alpha and Omega Semiconductor Limited (“AOS”) entered into share purchase agreements (“Share Purchase Agreements”) with Agape Package Manufacturing Ltd.(“APM”), a provider of semiconductor packaging and testing services, and its shareholders, pursuant to which AOS will acquire all of the issued and outstanding shares of APM that are not already owned by AOS (the “APM Acquisition”). Under the Share Purchase Agreements, each holder of APM preferred shares will receive (i) $1.52 in cash per share or (ii) 0.132 share of common shares of AOS, provided that no more than 40% of its total preferred shares can be exchanged for cash. Each holder of APM common shares will receive $0.52 in cash per share. Based on the closing price of AOS common share at $11.76 per share on November 30, 2010, the total consideration for the APM Acquisition was approximately $38 million, comprising of approximately $17 million in cash and 1.8 million AOS common shares. These AOS common shares will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. Prior to this acquisition, AOS held 43% equity stake in APM. Upon closing of the APM Acquisition, APM will become a wholly-owned subsidiary of AOS.

The Share Purchase Agreements have been approved by the Board of Directors of AOS and do not require the approval of shareholders of AOS. The APM Acquisition is subject to customary closing conditions.

The APM Acquisition is expected to be closed in early December 2010. The final consideration for the APM acquisition will be based on AOS stock price on the closing date of this acquisition.

On November 30, 2010, AOS issued a press release announcing the APM Acquisition, a copy of which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Press Release dated November 30, 2010 entitled “Alpha and Omega Semiconductor Acquires Agape Package Manufacturing”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha and Omega Semiconductor Limited

Date: December 3, 2010	By:	/S/ EPHRAIM KWOK
	Name:	Ephraim Kwok
	Title:	Chief Financial Officer